
FOX BOX
DIRECTOR

4 Kids Entertainment Inc
P.E. 12/31/01
RECD S.E.C.
APR 2 3 2002
080
02031274

Licensing

duction

ational

Ad Sales

Media

Technology

Websites

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

4 Kids Entertainment Annual Report 2001

4Kids ENTERTAINMENT

We Know What Kids Like!

TO OUR SHAREHOLDERS

As I wrote in my last annual report letter, 2001 proved to be a major transitional year for our Company. As expected, the Pokémon property continued its transformation from a white hot fad to a long term brand. 4Kids' results in 2001 reflect the anticipated slow down in Pokémon related revenues.

Your Company, however, has taken significant steps in 2001 and early 2002 to transform itself into a fully integrated entertainment company. In late January, 2002, 4Kids reached agreement with the Fox Broadcasting Corporation ("Fox") to program the Fox's Saturday Morning kids block between the hours of 8:00 a.m. and 12:00 p.m.("Fox Block") for four (4) Broadcast Seasons beginning with the 2002-2003 Broadcast Season. In addition, the Company has the option to program the Fox Block for two (2) additional years thereafter.

The Fox deal provides 4Kids with the opportunity to produce additional children's television series with the assurance that such television series will be broadcast on a major U.S. terrestrial television network reaching over ninety percent (90%) of U.S. households. The Fox Block will also enable your Company to promote its impressive line-up of properties. We are very excited by the potential synergies represented by the Fox deal as the Fox Block serves as a platform for the Company to capitalize on its existing strengths in the fields of television and film production, merchandise licensing and media buying.

In addition to the Fox deal, the Company took major steps in 2001 to further diversify its property base. The Company licensed television broadcast rights, home video rights and merchandising rights to YU-GI-OH!, a Japanese animated television series that was extremely popular in Japan where millions of YU-GI-OH! videogames and billions of YU-GI-OH! related cards have been sold. The YU-GI-OH! series, which premiered in late September, 2001 on KidsWB! on Saturday mornings, has had strong ratings success. During the first week of April, 2002, KidsWB! began broadcasting YU-GI-OH! each weekday as a strip in addition to the regular Saturday morning broadcast of the series.

Mattel is the master toy licensee for YU-GI-OH! and began shipping YU-GI-OH! related toys in April, 2002. Konami, the company to whom the creators of YU-GI-OH! have licensed worldwide videogame and trading card rights, began shipping YU-GI-OH! videogames for Gameboy color and YU-GI-OH! cards in April, 2002. These initial shipments of videogames and cards have sold out. Although 4Kids does not represent the videogame rights or trading card rights to the YU-GI-OH! series, your Company does receive certain marketing fees with respect to such products. Given its strong television ratings and the positive reception in the market place for YU-GI-OH! merchandise, all signs point to success. YU-GI-OH! will also be broadcast in major markets in Europe and Latin America in 2002.

In August, 2001, 4Kids' computer generated images ("CGI") series entitled Cubix premiered on KidsWB!. Cubix was launched with a three week promotion with Burger King. The CGI series has enjoyed good ratings. Trendmasters is the master toy licensee; 3DO is the videogame partner. Television broadcast rights to Cubix have been licensed to the Cartoon Network and the BBC in England, TF-1 in France and to other broadcasters in Europe and Latin American markets. The Cubix series launched on The Cartoon Network in England in February, 2002 and thus far has had very good ratings. Awareness for the show continues to increase in the United States. KidsWB! has exercised its option to license thirteen (13) additional Cubix television shows for the 2002-2003 Broadcast Season.

Your Company also relaunched the Cabbage Patch Kids line of products by making a deal directly with Toys "R" Us for the exclusive sale of the one of a kind Cabbage Patch Kids dolls. The Cabbage Patch Kids dolls debuted in November, 2001 at the new Toys "R" Us flagship Times Square Store and have sold well. By August, 2002, Toys "R" Us will be offering the one of a kind Cabbage Patch Kids dolls in substantially all of its U.S. stores.

Monster Jam, the Company's Monster Truck property, continues to grow in popularity. The Mattel line of Monster Truck toy vehicles continues to sell well. Your Company has helped license Marvel characters to be used as part of the Monster Truck line which should enhance the appeal of the Monster Jam property as an attractive license.

Last but not least, Pokémon continues as the #1 television show among children age 2-11. KidsWB! will be broadcasting a fifth season of Pokémon episodes starting in September, 2002. The Pokémon television series continues to be broadcast throughout Europe and Latin America. It is expected that the 4th Pokémon Movie will be released by Miramax during Thanksgiving, 2002 when the Pikachu balloon will be making its second appearance in the Macy's Thanksgiving Day Parade. Hasbro remains the master toy licensee for Pokémon and Wizards of the Coast continues to sell substantial quantities of Pokémon strategy cards. We expect Pokémon to continue to provide substantial revenues for 4Kids going forward.



In addition to this distinguished list of properties, 4Kids will be introducing various new children's television series on the Fox Block, including Ultraman, (a children's television series that has been a staple of children's television programming in Japan for the past thirty years), Kinnikuman (an animated series based on a wrestler with extraordinary powers) and Kirby (an animated series based on the popular Nintendo videogame). The Kirby deal represents the first deal with Nintendo under the new five year representation agreement that 4Kids signed with Nintendo in 2001.

We are in the final stages of negotiation with several other parties for the production of additional children's series to be broadcast on the Fox Block. These new series will be announced when the deals have been completed. It is expected that 4Kids will distribute approximately 8-10 different children's programs next year on domestic broadcast television (KidsWB! and Fox) making 4Kids the largest supplier of non-cable broadcast content for children.

4Kids is also starting its own home video label to sell home videos of various television series (other than Pokémon) produced by 4Kids and broadcast on KidsWB! or on the Fox Block beginning in the 2002-2003 Broadcast Season. It is anticipated that 4Kids home videos will be available for purchase beginning in the fourth quarter of 2002.

In summary, 4Kids has become a complete entertainment company with three major business segments; (i) television, film and home video production and distribution, (ii) licensing, and (iii) media buying and network advertising sales. Since 4Kids is entitled to sell network advertising time on the Fox Block, 4Kids' top line revenues in calendar year 2002 will be positively impacted by the sale of advertising time during the fourth quarter. It is anticipated that the Company's three business segments and greater number of properties will further diversify 4Kids' revenue and profit base.

Your Company has changed dramatically during 2001 and early 2002. We expect that these changes will enable your Company to grow and prosper in the coming years, continuing to build shareholder value. The Company's growth could not be implemented without the hard work of our dedicated employees, our management team and a strong balance sheet. I also want to thank all property owners and all business partners who have entrusted us to be the gatekeepers of their valuable properties. With the addition of the Fox Kids Network, 4Kids is becoming a global leader in the synergistic creation and distribution of children's content.

Finally, the events of September 11th, have also caused us to pause and reflect on how fortunate we are to have come through these events both personally and professionally intact. During the days and weeks after September 11, 4Kids' employees contributed money and supplies to help with the relief effort. 4Kids' also sponsored a special Thanksgiving Day breakfast for the orphaned children of New York's finest and bravest, the NYPD and New York City Fire Department. We all should never forget our responsibility to our community and to society in general. This means maintaining the highest ethical and moral standards in all aspects of our lives and remaining committed to community service.

Alfred Kahn,
Chairman of the Board and Chief Executive Officer

WHAT'S INSIDE THE


FOX
BOX

In January 2002, 4Kids Entertainment, Inc. entered into a multi-year agreement with Fox Broadcasting to lease the television network's Saturday morning programming block.

"This agreement is a milestone for our company," said Al Kahn, Chairman and CEO of 4Kids Entertainment. "We are now a unique player in the children's entertainment industry. 4Kids can offer children's content owners a full-service capability that stretches from production to merchandising to network television programming."

The agreement has an initial four-year term with extension options. Under terms of the agreement, 4Kids has the right to retain all revenue from network advertising sales during the time period.

"The selection process was arduous, with many fine

COMING FALL 2002

94% Clearance!

U.S. Television Household*
clearance levels



CBS 97%
ABC 96%
FOX 94%
NBC 91%
WB 87%
NICK 83%
CARTOON 80%
*Nielsen Television Index March 11-17, 2002

Saturdays are HOT!

Saturday TV is APPOINTMENT TV for kids

Highest viewing levels of kids ages 2-11

More original programming.

4Kids is producing all new original programs for the 2002 - 2003 broadcast season.

companies expressing interest," said Sandy Grushow, Fox Television Entertainment Group Chairman. "However, 4Kids Entertainment's considerable talent for finding successful franchises in children's programming coupled with their proven track record in the key young boys demo will make it possible for the Saturday morning block to maintain a competitive edge. In addition, this deal enables Fox to stay true to its guiding philosophy of providing a diverse slate of quality entertainment for children."

4Kids currently has three popular shows – Pokémon, Cubix and Yu-Gi-Oh! – on the Kids' WB! network on Saturday mornings. With the additional hours of programming, commencing with Fox's Fall 2002 schedule, 4Kids is becoming one of the largest providers of children's television entertainment to domestic broadcast television.


SUMMIT MEDIA CLIENTS
Topps
CAPCOM
RoseArt.
TAIYO EDGE R/C
Pokémon Center
Pokémon
THINKWAY
THQ
Big Time Toys
Manley Toy Quest
3DO
Spin Master Toys
Concepts

Since its formation in 1992, The Summit Media Group, Inc., has grown into one of the U.S.'s largest media buying and planning services dedicated to the children's market. This subsidiary strategically plans and purchases advertising media on behalf of major companies who want to reach children, teens and young adults. This subsidiary also distributes television shows via *terrestrial network, cable networks or in syndication in the U.S. and its territories. In the U.S., it* currently has four television shows in distribution: Pokémon®, Yu-Gi-Oh!™ and Cubix™ – Robots for Everyone are broadcast on the Kids' WB! network and Tama and Friends™ is in first run syndication in more than 90% of the U.S. television market.


TV/VIDEO
- VOLUME +
- CHANNEL +
POWER
STEREO
TIMER

With the acquisition of the Fox children's programming block, the Company received the right to retain all revenue from network advertising sales during the four-hour time period. The Company created 4Kids Ad Sales in January 2002 to aggressively sell advertising time for the programming block to companies who want to reach children and tweens - the 9 to 14 age demographic.

4KIDS PRODUCTIONS, Inc.



4Kids Productions, Inc., is a television, film, home video and music production company. This subsidiary specializes in creating, developing and adapting youth-oriented programming. It produces broadcast series for major networks and oversees all television, motion picture, home video and music adaptations. This subsidiary plays a key role in creating exciting entertainment that drives product and merchandising revenues.

4KIDS INTERNATIONAL LTD.

Established in 1993 and based in London, 4Kids Entertainment International Limited oversees all international sales, product development, art and approvals, marketing, contract administration and royalty collection functions for the region of Europe, Africa, the Middle East, Asia, Australia and New Zealand. This subsidiary has grown significantly in recent years and has active clients in more than 30 countries, reflecting the popularity of its products and the increasing move towards multi-territory rights acquisition by both the broadcasting and consumer product industries.

TECHNOLOGY 4 KIDS

Launched in 2000, Technology 4 Kids integrates technology with the toy and entertainment industries. This division researches and develops children's entertainment products and services utilizing high- and low-tech concepts that are fun and appealing to children. Dedicated to recognizing toys and play patterns, Technology 4Kids develops new "traditional" hard-line toys, interactive learning, electronic games, digital and wireless technologies and other new concepts.

WEBSITES 4 KIDS

Launched in 2000, this subsidiary builds Websites to create brand awareness and enhance the marketing of the Company's properties. The Company's current sites include: Cubix™ – Robots For Everyone (www.cubixrobots.com), Yu-Gi-Oh!™ (www.yugioh.com) and Tama and Friends™ (www.tamaandfriends.tv).



CubixRobots.com



Yugioh.com



TamaAndFriends.tv


Yu-Gi-Oh!™

IT'S TIME TO DUEL!

Created by Kazuki Takahashi in 1996, Yu-Gi-Oh!™ quickly became a phenomenon in Japan with more than $2 billion in sales. 4Kids Entertainment brought the popular property to the U.S. in 2001. The Yu-Gi-Oh! animated television series premiered at No. 1 in its Saturday morning time period in September 2001 - and has consistently maintained its lead with strong ratings among boys, leading Kids' WB! to expand the show to six days a week beginning April 2002. The Oct. 27, 2001 issue of TV Guide named Yu-Gi-Oh! one of this season's top 10 best new kids' shows. Yu-Gi-Oh! is airing internationally in the United Kingdom. Germany, France, Spain, Italy, Canada, Latin America, Brazil and Australia are scheduled to follow in 2002. The Yu-Gi-Oh! trading card game distributed by the Upper Deck Trading Card Company, initial toys from Mattel, and video games from Konami all launched in March 2002 with more products to follow.

Yugi's grandfather gives him an old Egyptian puzzle that no one can solve, but when Yugi finally pieces the puzzle together, his life is forever changed. The puzzle instills Yugi with an ancient spirit, and the two working together form a stronger, more confident duelist.

Yugi and his friends are captivated with the trading card game sweeping the nation: Duel Monsters! This isn't any ordinary game. When played, the monsters on the cards magically come to life. But little do Yugi and his friends realize that this game is a descendant of the "Shadow Games" that threatened to destroy the world five thousand years ago and has now returned.

©1996 Kazuki Takahashi


KINNIKUMAN
ULTIMATE MUSCLE
ULTRAMAN TIGA

ULTIMATE MUSCLE!

Get ready for Kinnikuman™ - an animated television series featuring a unique combination of comedy, superhero action and pro wrestling. 4Kids Entertainment represents all television and licensing rights outside of Asia for Kinnikuman. The series will launch in the U.S. in September 2002 on the Company's Saturday morning Fox Box Television Network.

Kinnikuman, created more than 15 years ago in Japan, is about an intergalactic prince who must battle a legion of nefarious villains to claim his throne after he is shot to earth in a high-speed rocket. Not only does the stranded prince battle hundreds of the most diverse and powerful superhero wrestlers in the universe, but Kinnikuman also fights to protect earth against evil cosmic wrestlers. Kinnikuman has a superior muscular physique, but proves that the heart of a champion triumphs over all.

© 2001 Yudetamago/Shueisha, Toei Animation

WHEN SUPER IS JUST NOT ENOUGH!

When super is just not enough, you need Ultra - Ultraman Tiga™! Set in a futuristic world, the red, blue and silver Ultraman Tiga transforms from his secret human identity into a 10-story giant to battle mega-monsters who threaten mankind. Along for the ride are a team of monster-busting humans equipped with high-tech weapons and vehicles. Although they try their best to stop evil, they always fail - and Ultraman Tiga must step in to save the day.

Ultraman has been going strong for more than 30 years in Japan, where generations have watched the giant hero destroy hundreds of monsters and save the universe. Now, 4Kids Entertainment has brought the Japanese powerhouse to America. 4Kids represents all television and merchandise licensing rights outside of Asia for Ultraman Tiga. Fifty-two episodes of the live-action, adventure series are in production and are set to premiere September 2002 on the Company's Saturday morning Fox Box Television Network.

© 2001 Tsuburaya Productions Co. Ltd

4KIDS ENTERTAINMENT LICENSING, INC.


Pokémon
MASTER QUEST ®

4Kids Entertainment Licensing, Inc., formerly known as Leisure Concepts, Inc., conducts all merchandise licensing activities along with its European counterpart, 4Kids Entertainment International Limited. These subsidiaries represent a list of well-known children's properties, including **Nintendo®, Pokémon®, Cabbage Patch Kids®, Yu-Gi-Oh!™, Tama and Friends™, Ultraman Tiga™, Kinnikuman™ and Monster Jam®**. These subsidiaries connect the famous and/or the popular to products. Children's characters made popular though films, television shows and video games are associated through license agreements with manufactured products with the intent of creating instant product recognition and desirability.

POKÉMON® IS NO. 1 WITH A NEW GENERATION!

Pokémon® is a worldwide phenomenon that began as a Nintendo Game Boy® video game in Japan. This amazing game invaded the United States in September of 1998 - and with the help of 4Kids Entertainment - transformed the face of children's entertainment.

With more than $15 billion in worldwide retail sales, Pokémon is one of the best selling children's brands of all time. The magical world of Pikachu and Charizard and more than 250 other animated Pokémon characters continues to capture the hearts and imaginations of children around the world.


Nintendo
GAME BOY ADVANCE

Pokémon continues to be the top-rated children's broadcast television show in the U.S. The animated series is broadcast in more than 65 countries and 25 languages. The latest Pokémon video game - Pokémon Crystal - ranked No. 1 in the hand-held video game category and No. 3 overall for 2001. The most recent Pokémon Trading Card Game series is one of the top sellers in the category today.

Look for more exciting products and innovations in 2002. Hasbro's new Pokémon toy segment - the V-Trainer - will hit retailers' shelves in the third quarter 2002 in conjunction with Pokémon's brand-new, action-packed fifth television season, Pokémon: Master Quest. Also, the fourth Pokémon movie will premiere in the second half of 2002.

© 2002 Pokémon. ©1995-2002 Nintendo/Creatures Inc./GAMEFREAKSInc. TM and ® are trademarks of Nintendo.

A LEADER IN INTERACTIVE PLAY

Nintendo® is one of the most popular and recognizable brands in the world. Since the release of its first home video game system in 1985, Nintendo has sold more than 1.4 billion video games worldwide and created icons such as Mario™, Donkey Kong® and Zelda™. Nintendo has successfully moved into the next generation with two newly-released and highly-anticipated hardware systems, the Nintendo GameCube™ and Game Boy® Advance. These ground-breaking systems, supported by the franchised characters and the release of numerous exciting and innovative games, solidifies Nintendo's long-standing position as a leader in interactive game play. 4Kids Entertainment is the exclusive agent for Nintendo representing merchandise licensing and television rights on a worldwide basis, excluding Japan.

TM & © 2001 Nintendo of America. All rights reserved.
© 2001 TM and the Nintendo Gamecube logo are trademarks of Nintendo.

4KIDS ENTERTAINMENT LICENSING, INC.


SPIDER-MAN
CUBIX™
ROBOTS FOR EVERYONE
MONSTER JAM

WELCOME TO BUBBLE TOWN!

Cubix ™ – Robots for Everyone is 4Kids Entertainment's first original animated series. The cutting edge series with three-dimensional, computer generated imaging follows the action-packed adventures and extraordinary friendship of Connor, a 13-year-old boy, and Cubix, his amazing robot pal, in a futuristic world called Bubble Town.

Cubix premiered on Kids' WB! in August 2001 – and has been renewed for a second season. 4Kids and its partners will bring 13 all-new episodes of the popular series to Kids' WB! during the 2002-2003 season. Cubix launched February 2002 in the United Kingdom. The series also is scheduled to air in France, Italy, Scandinavia, Brazil and Canada in 2002.

Cubix licensees include 3DO, Trendmasters, American Greetings, Pyramid Accessories, Kids Headquarters, Springs Industries and Scholastic.

©2001 by CINEPIX, Daiwon, and 4Kids Entertainment.
Cubix is a registered trademark of CINEPIX, Daiwon, and 4Kids Entertainment.

FEEL THE NOISE!

Monster Jam® events are rip-roarin' live stadium and arena events that blow the roof off traditional motor sports. Giant monster trucks compete in a thrilling, car-crushing frenzy that is sanctioned by the U.S. Hot Rod Association. With their huge wheels, these 10,000-pound, 1,500-horsepower trucks cause maximum destruction, flying, flipping and flattening anything in their path to the delight of the spectators. Monster Jam gets prime-time coverage on TNN and draws more than four million spectators to more than 300 events throughout the year.

Monster Jam licensed products range from Mattel's Hot Wheels to video games, T-shirts, sticker books and backpacks. Beginning in 2002, each licensed product comes with a consumer coupon for $2 off the admission price of live Monster Jam events anywhere in the U.S. and Canada.

© 2001 SFX Motor Sports, Inc. d/b/a Clear Channel Entertainment - Motor Sports.


Cabbage Patch Kids
TAMA
AND FRIENDS

THE KIDS ARE BACK!

Nearly 20 years after their original launch, a new generation of the world's most beloved kids are now adopted exclusively through Toys 'R Us.

Cabbage Patch Kids® was a $2 billion brand in the 1980s – and a cultural phenomenon. Stores couldn't keep the "kids" on the shelves. Cabbage Patch Kids made front-page headlines and was the topic of late-night talk shows.

The popular brand was re-launched Nov. 17, 2001 at the new Toys 'R Us flagship store in Times Square. A city-by-city rollout for all Toys 'R Us locations is planned for fall 2002. The Company holds the representation rights for merchandise and licensing of the Cabbage Patch Kids. To support the Toys 'R Us effort, 4Kids is developing cross-promotional opportunities and expanding the licensing program to include additional categories of products. Just like the originals, the one-of-a-kind Cabbage Patch Kids are not purchased, they are "adopted." Each "kid" comes with a name, a birth certificate and adoption papers, which includes an oath to promise to be a good parent.

©2002 Original Appalachian Artworks, Inc. All rights reserved

TAMA BUILDS BRAND AWARENESS

With nearly two decades of popularity in Japan, **Tama and Friends™** is poised to capture the hearts and imaginations of children around the world. Tama began airing in the U.S. and Canada in September 2001. It is now syndicated in more than 90% of the U.S. television market. Throughout 2002 and 2003, Tama is scheduled to launch internationally in Italy, Greece, Portugal, Australia, Brazil, Spain, Andorra, France, Belgium, Switzerland, Monte Carlo and French-speaking Africa.

Tama is an adorable white kitten who embarks on zany, fun-filled adventures with his cat and dog buddies. 4Kids Entertainment is supporting the Tama brand with marketing and promotional efforts. To build brand awareness in the U.S. and abroad, Tama has formed strategic partnerships with America Online, the world's largest Internet service provider; Petfinder.com, the largest online pet adoption agency; and Yahooligans, Yahoo's Web Guide for Kids.

©1983 Sony Creative Products Inc.

SELECTED ANNUAL FINANCIAL DATA

Year Ended December 31,	2001	2000	1999	1998	1997
Total Net Revenues	$ 41,537,621	$ 87,997,468	$ 60,482,369	$ 14,767,429	$ 10,116,800
Net Income	12,243,787	38,772,580	23,638,426	2,743,069	739,135
Net Income Per Common Share - Basic	$ 1.01	$ 3.25	$ 2.20	$ 0.31	$ 0.08
Net Income per Common Share - Diluted	$ 0.92	$ 2.96	$ 1.91	$ 0.27	$ 0.08
Weighted Average Number of Common Shares Outstanding - Basic	12,163,927	11,947,217	10,741,082	8,982,738	8,834,493
Weighted Average Number of Common Shares Outstanding - Diluted	13,381,073	13,092,653	12,366,349	10,227,081	9,509,637

The amounts shown above give effect to the April 1999 three for two and the September 1999 two for one stock splits described in Note 8 to the financial statements included herein. The Company did not declare or pay any cash dividends during the five-year period ended December 31, 2001.

At Year End	2001	2000	1999	1998	1997
Total Assets	$ 143,739,037	$ 176,144,339	$ 127,103,647	$ 34,961,155	$ 39,319,077
Working Capital	106,330,320	96,350,798	56,982,147	10,823,815	6,823,466
Stockholders Equity	118,458,126	101,907,764	60,942,916	15,405,225	12,128,739

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Year Ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Total Net Revenues	$ 12,263,708	$ 9,148,269	$ 9,875,681	$ 10,249,963	$ 41,537,621
Net Income	5,289,493	3,259,459	1,494,712	2,200,123	12,243,787
Net Income per Common Share - Basic	$ 0.44	$ 0.27	$ 0.12	$ 0.18	$ 1.01
Net Income per Common Share - Diluted	$ 0.40	$ 0.24	$ 0.11	$ 0.16	$ 0.92
Weighted Average Number of Common Shares Outstanding - Basic	12,080,493	12,104,694	12,161,371	12,309,148	12,163,927
Weighted Average Number of Common Shares Outstanding - Diluted	13,232,793	13,326,392	13,468,957	13,496,149	13,381,073

Year Ended December 31, 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Total Net Revenues	$ 20,699,519	$ 23,398,277	$ 24,740,549	$ 19,159,123	$ 87,997,468
Net Income	9,329,999	10,177,591	10,722,620	8,542,370	38,772,580
Net Income per Common Share - Basic	$ 0.79	$ 0.86	$ 0.90	$ 0.71	$ 3.25
Net Income per Common Share - Diluted	$ 0.71	$ 0.78	$ 0.82	$ 0.65	$ 2.96
Weighted Average Number of Common Shares Outstanding - Basic	11,857,755	11,877,860	11,979,760	12,073,494	11,947,217
Weighted Average Number of Common Shares Outstanding - Diluted	13,087,712	13,071,556	13,119,506	13,091,838	13,092,653

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock became listed for trading on the New York Stock Exchange as of September 20, 2000 after having been previously quoted on the NASDAQ National Market System. The following table indicates high and low sales quotations for the periods indicated based upon information supplied by NASDAQ and the New York Stock Exchange.

2001	LOW	HIGH
First Quarter	$ 8.31	$ 16.99
Second Quarter	10.97	19.20
Third Quarter	16.94	29.30
Fourth Quarter	17.77	22.04

2000	LOW	HIGH
First Quarter	$ 18.50	$ 37.31
Second Quarter	15.38	28.13
Third Quarter	16.63	34.38
Fourth Quarter	8.44	17.06

The number of holders of record of the Company's Common Stock on December 31, 2001 was 341, which does not include individual participants in security position listings.

There were no dividends or other distributions made by the Company during 2001 or 2000. Future dividend policy will be determined by the Board of Directors based on the Company's earnings, financial condition, capital requirements and other existing conditions. It is anticipated that cash dividends will not be paid to the holders of the Company's Common Stock in the foreseeable future.

The Board of Directors has authorized the Company, from time to time, to acquire up to 495,000 shares of its Common Stock in open-market purchases. Such purchases are to be made out of the Company's surplus. No such purchases were made by the Company during 2001.

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 104,445,499	$ 117,749,331
Investments	9,154,504	31,011,401
Accounts receivable - net	9,652,554	14,927,485
Prepaid/refundable income taxes	3,584,392	4,524,131
Prepaid expenses and other current assets	4,042,835	2,166,578
Total current assets	130,879,784	170,378,926
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS -		
Net of accumulated depreciation and amortization		
of $ 1,469,858 and $ 712,352	2,098,758	1,302,548
ACCOUNTS RECEIVABLE - Noncurrent, net	4,662,130	1,265,159
INVESTMENTS IN EQUITY SECURITIES	725,631	—
FILM INVENTORY - net	4,182,372	2,428,407
OTHER ASSETS, net	1,190,362	769,299
TOTAL ASSETS	$ 143,739,037	$ 176,144,339

LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Due to licensors	$ 16,911,596	$ 56,795,577
Media payable	1,588,162	2,999,603
Accounts payable and accrued expenses	4,455,011	9,217,532
Income taxes payable	—	1,977,000
Deferred revenue	96,889	2,544,610
Deferred income taxes	1,497,806	493,806
Total current liabilities	24,549,464	74,028,128
DEFERRED INCOME TAXES - Noncurrent	731,447	208,447
Total liabilities	25,280,911	74,236,575
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY :		
Preferred stock, $.01 par value - authorized, 3,000,000 shares; none issued	—	—
Common stock, $.01 par value - authorized, 40,000,000 shares; issued, 12,546,708 and 12,080,493 shares	125,467	120,805
Additional paid-in capital	33,265,412	28,963,499
Retained earnings	85,067,247	72,823,460
Total stockholders' equity	118,458,126	101,907,764
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 143,739,037	$ 176,144,339

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
REVENUES:			
Net revenues	$ 41,537,621	$ 87,997,468	$ 60,482,369
COSTS AND EXPENSES:			
Selling, general and administrative	22,481,608	26,779,377	16,483,390
Amortization of capitalized film costs	3,090,542	3,325,943	3,887,350
Total costs and expenses	25,572,150	30,105,320	20,370,740
INCOME FROM OPERATIONS	15,965,471	57,892,148	40,111,629
INTEREST INCOME	4,548,316	6,615,432	1,159,797
INCOME BEFORE INCOME TAX PROVISION	20,513,787	64,507,580	41,271,426
INCOME TAX PROVISION	8,270,000	25,735,000	17,633,000
NET INCOME	$ 12,243,787	$ 38,772,580	$ 23,638,426
PER SHARE AMOUNTS:			
Basic earnings per common share	$ 1.01	$ 3.25	$ 2.20
Diluted earnings per common share	$ 0.92	$ 2.96	$ 1.91
Weighted average common shares outstanding - basic	12,163,927	11,947,217	10,741,082
Weighted average common shares outstanding - diluted	13,381,073	13,092,653	12,366,349

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31, 1998	3,062,735	$ 30,627	$ 4,962,144	$10, 412,454	$ 15,405,225
3 for 2 and 2 for 1 stock splits	6,125,470	61,255	(61,255)	—	—
Proceeds from exercise of stock options	2,669,550	26,696	3,472,655	—	3,499,351
Tax benefit from exercise of stock options	—	—	18,399,914	—	18,399,914
Net income	—	—	—	23,638,426	23,638,426
BALANCE, DECEMBER 31, 1999	11,857,755	$ 118,578	$ 26,773,458	$ 34,050,880	$ 60,942,916
Proceeds from exercise of stock options	222,738	2,227	372,054	—	374,281
Tax benefit from exercise of stock options	—	—	1,817,987	—	1,817,987
Net income	—	—	—	38,772,580	38,772,580
BALANCE, DECEMBER 31, 2000	12,080,493	$ 120,805	$ 28,963,499	$ 72,823,460	$ 101,907,764
Proceeds from exercise of stock options	466,215	4,662	883,202	—	887,864
Tax benefit from exercise of stock options	—	—	3,418,711	—	3,418,711
Net income	—	—	—	12,243,787	12,243,787
BALANCE, DECEMBER 31, 2001	12,546,708	$ 125,467	$ 33,265,412	$ 85,067,247	$ 118,458,126

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 12,243,787	$ 38,772,580	$ 23,638,426
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	766,437	356,679	108,699
Amortization of capitalized film costs	3,090,542	3,325,943	3,887,350
Provision for losses on accounts receivable	—	200,000	827,840
Deferred income taxes	1,527,000	65,000	(892,759)
Changes in operating assets and liabilities:			
Accounts receivable - net	1,877,960	30,936,741	(27,835,283)
Film inventory	(4,844,507)	(4,838,415)	(1,848,608)
Prepaid/refundable income taxes	939,739	(2,708,697)	(1,490,570)
Prepaid expenses and other current assets	(1,876,257)	(965,188)	(49,416)
Other assets	(429,994)	(107,500)	(378,840)
Due to licensors	(39,883,981)	(239,414)	53,344,409
Media payable	(1,411,441)	645,871	(9,107,181)
Accounts payable and accrued expenses	(4,762,521)	3,653,171	4,278,737
Income taxes payable	(1,977,000)	1,942,159	(1,715,958)
Deferred revenue	(2,447,721)	2,544,610	—
Net cash (used in) provided by operating activities	(37,187,957)	73,583,540	42,766,846
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of commercial paper	62,097,800	—	—
Purchase of commercial paper	(40,240,903)	(31,011,401)	—
Investment in equity securities	(725,631)	—	—
Purchase of property and equipment	(1,553,716)	(1,442,202)	(150,941)
Net cash provided by (used in) investing activities	19,577,550	(32,453,603)	(150,941)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options and related tax benefit	4,306,575	2,192,268	22,061,265
Net cash provided by financing activities	4,306,575	2,192,268	22,061,265
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,303,832)	43,322,205	64,677,170
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	117,749,331	74,427,126	9,749,956
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 104,445,499	$ 117,749,331	$ 74,427,126
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
CASH PAID DURING THE YEAR FOR:			
Income taxes	$ 1,105,033	$ 24,583,711	$ 3,324,329

See notes to consolidated financial statements.

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of all wholly-owned subsidiaries. All related intercompany balances and transactions have been eliminated in consolidation.

DESCRIPTION AND ACCOUNTING BASIS FOR REVENUES - 4Kids Entertainment, Inc. and subsidiaries (the "Company") is an integrated entertainment and media company specializing in the youth oriented market.

LICENSING BUSINESS - The Company's wholly-owned subsidiaries of 4Kids Entertainment Licensing, Inc. (fka Leisure Concepts, Inc.) and 4Kids Entertainment International, Ltd. (fka Leisure Concepts International, Inc.), are engaged primarily in the business of licensing the commercial rights to properties, personalities, and product concepts. 4Kids Entertainment Licensing ("4Kids Licensing") typically acts as exclusive agent in connection with the grant to third parties of licenses to manufacture and sell all types of merchandise based on such properties, personalities and concepts. The licensing of these rights has been primarily in the areas of toys, electronic games, trading cards, food, toiletries, apparel, house-wares, footwear and publishing rights. 4Kids Licensing also licenses merchandising rights in connection with the production of television shows and motion pictures. 4Kids Licensing also has a division, Technology 4Kids, which was established to develop toy ideas and concepts for licensing which integrate new and existing technologies with traditional play patterns.

4Kids International, based in London, provides hands-on management of properties in the important United Kingdom and European marketplace.

License agreements often include nonrefundable minimum guaranteed royalties which are payable by the licensee. The Company records as commission revenue its proportionate share of the minimum guarantee when all material terms of the contracts have been agreed to by the parties, a cash payment or reasonable assurance of collectability is received and any performance contingencies have been met. It is at this point that the Company has substantially performed all of its obligations under the contract.

For contracts not providing minimum guaranteed royalties and for royalty amounts in excess of the minimum guarantee, the Company records commission revenue based upon its share of earned royalties from the sales of the related products.

TELEVISION, FILM AND VIDEO PRODUCTIONS - Through the Company's wholly-owned subsidiary, 4Kids Productions, Inc., the Company accounts for its activities associated with the production of entertainment programming in accordance with Statement of Position 00-2 ("SOP 00-02"), Accounting by Producers or Distributors of Films which as a result of SFAS No.139, superseded Financial Accounting Standards No. 53 ("SFAS No. 53"), Financial Reporting by Producers and Distributors of Motion Picture Films. SOP 00-02 establishes, among other things, how an entity should recognize revenue from a sale or licensing arrangement of a film and is effective for financial statements for fiscal years beginning after December 15, 2000. The adoption of SOP 00-02 did not have a material effect on the consolidated financial position of the Company. Under SOP 00-02, the Company capitalizes costs associated with each individual production and such costs are classified as non-current assets. Such costs are amortized against the related revenue as such revenue is recognized. Amortization rates may change as a result of changes in estimated future revenue. Periodically, the Company evaluates the anticipated future revenue of such films produced by the Company against the net realizable value of the capitalized film costs and, where appropriate, reduces the carrying value of such capitalized film costs to their estimated net realizable amount. Any such reduction in the carrying value of such capitalized film costs would result in a corresponding charge to earnings.

MEDIA BUYING, PLANNING AND DISTRIBUTION SERVICES - Through the Company's wholly-owned subsidiary, The Summit Media Group, Inc. ("Summit Media"), the Company provides media planning and buying services for clients in both print and broadcast media. Summit Media is compensated base on a percentage of the media it places. Such revenue is recognized at the time the related media runs. Summit Media also provides television distribution services for which it receives a fee based on a percentage of the license fee paid by the broadcaster or, in the case of syndicated programming, a percentage of the advertising sales generated by the program that is syndicated. Such revenue is recognized at the time the distribution services are completed and the license fee or the advertising sales of the related program are reasonably known. Summit Media will reflect a liability for media payable and a corresponding receivable from its clients in circumstances where Summit Media assumes the payment obligation for advertising media commitments.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation is computed using various methods over the estimated lives of the assets or in the case of leasehold improvements, the shorter of the estimated useful life or the remaining lease term.

IMPUTED INTEREST - The Company imputes interest on the noncurrent portion of accounts receivable at an average rate of 5% for 2001 and 7% for 2000.

CASH AND CASH EQUIVALENTS - At December 31, 2001 and 2000 respectively, the Company had cash equivalents consisting primarily of funds invested in A-1, P-1 rated commercial paper and Treasury bills of approximately $87,059,173 and $103,298,786 respectively, with original maturities of 90 days or less. Included in cash and cash equivalents are accounts in various banks which maintain balances in excess of the FDIC insured limit of $100,000 per bank. At December 31, 2001 and 2000, respectively, the excess cash amounted to a total of $17,286,326 and $14,350,545.

INVESTMENTS - Management determines the appropriate classification of its debt securities at the time of purchase. Debt securities for which the Company has both the intent and ability to hold to maturity are classified as held to maturity. These securities are carried at amortized cost. At December 31, 2001, the Company had no investments that qualified as trading or available for sale.

At December 31, 2001 the Company's investments in debt securities were classified as short-term investments. The Company maintains these balances principally in money market funds and A-1, P-1 rated commercial paper with various financial institutions. These financial institutions are located in different areas of the U.S. and Company policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative standing of those financial institutions that participate in the Company's investment strategy.

INVESTMENT IN EQUITY SECURITIES - During the quarter ended September 30, 2001, the Company completed its purchase of a 3% equity interest in the Pokémon Company, a closely held Japanese company, which was organized in 1998 by Nintendo Co. Ltd, Creatures, Inc. and Game Freak, Inc., the creators of Pokémon, to manage and control all rights throughout the world to Pokémon. The Company accounts for this investment on the cost basis and has classified it as a non-current asset on the accompanying balance sheets.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Carrying amounts of certain of the Company's financial instruments, including cash and equivalents, accrued payroll, and other accrued liabilities, approximate fair value because of their short maturities. The fair values of investments are determined using quoted market prices for those securities or similar financial instruments.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

RECLASSIFICATIONS – Certain amounts have been reclassified in year 2000 to conform to the current year's presentation.

NEW ACCOUNTING PRONOUNCEMENTS – In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions initiated after June 30, 2001. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company believes that the adoption of SFAS No. 141 and SFAS No. 142 will not have a significant impact on its financial statements. In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company will adopt SFAS No. 143 beginning in the first fiscal quarter of fiscal 2003. The Company believes that the adoption of SFAS No. 143 will not have a material impact on its results of operations or financial position. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The primary objectives of SFAS No. 144 were to develop one accounting model based on the framework established in SFAS No. 121, and to address significant implementation issues. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 beginning in the first fiscal quarter of fiscal 2002. The Company believes that the adoption of SFAS No. 144 will not have a material impact on its results of operations or financial position.

2. INVESTMENTS

Details as to investments are as follows:

	DECEMBER 31,			
	2001		2000	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Held-to-maturity:				
Commercial paper	$ 6,873,656	$ 6,873,656	$ 31,011,401	$ 31, 011,401
Corporate bond	2,280,848	2,253,623	—	—
Investments	$ 9,154,504	$ 9,127,279	$ 31,011,401	$ 31,011,401

3. ACCOUNTS RECEIVABLE - MEDIA PAYABLE/DUE TO LICENSORS

Generally, licensing contracts provide for the Company to collect, on behalf of the licensor, royalties including minimum guarantees from the licensees. The Company records as accounts receivable its proportionate share of such minimum guarantees and its share of earned royalties in excess of guarantees.

Due to licensors represents amounts collected by the Company on behalf of licensors, which are generally payable to such licensors after the close of the quarter.

Additionally, accounts receivable include amounts due from clients for earned commissions and the cost of related media placed on their behalf in circumstances where the Company has assumed the payment obligation for such media. In such circumstances, the Company will record a corresponding liability for media payable. Accounts receivable consist of the following:

	DECEMBER 31,	
	2001	**2000**
Gross accounts receivable	$ 14,835,479	$ 16,713,439
Allowance for doubtful accounts	(520,795)	(520,795)
	14,314,684	16,192,644
Less long-term portion	4,662,130	1,265,159
	$ 9,652,554	$ 14,927,485

4. FILM INVENTORY

At December 31, 2001, there was $4,182,372 of capitalized film costs. Amortization of capitalized film costs were $3,090,542, $3,325,943 and $3,887,350 in 2001, 2000 and 1999, respectively. Inclusive in the amortization above, the Company recorded charges of approximately $592,000 and $2,031,000 in 2000 and 1999 respectively, to reduce the carrying value of film inventory primarily related to producing "WMAC Masters" and "Monster Wars" television programs. These reductions of carrying values were based on the Company's periodic evaluation of anticipated future revenue against the net realizable value of capitalized cost. At December 31, 2001, the percentage of unamortized film cost expected to be amortized within the next three years is over 80%.

Film inventory consists of the following components:

	DECEMBER 31,	
	2001	**2000**
Opening balance	$ 2,428,407	$ 915,935
Additions	4,844,507	4,838,415
	7,272,914	5,754,350
Amortization	(3,090,542)	(3,325,943)
Ending balance	$ 4,182,372	$ 2,428,407
Development/Preproduction	$ 1,277,465	$ 2,134,281
Production	973,181	125,848
Completed not released	215,291	—
Completed released	1,716,435	168,278
	$ 4,182,372	$ 2,428,407

5. REVENUES/MAJOR CUSTOMERS

Licensing commission revenues included on the Statements of Income are net of licensor participations of approximately $67,272,000, $183,030,000 and $142,433,000 in 2001, 2000 and 1999, respectively.

The percentages of revenue from major properties and customers/licensees are as follows:

	YEAR ENDED DECEMBER 31,		
	2001	**2000**	**1999**
Percentage of revenue derived from major properties (revenue in excess of 10 percent of total revenue)	66%	95%	82%
Number of major properties	1	1	1
Percentage of revenue derived from major customers/licensees (revenue in excess of 10 percent of total revenue)	26%	53%	39%
Number of major customers/licensees	2	2	1

Additionally, through the Company's London office and network of international subagents, which allow it to license its properties through the world, the Company recognized approximately $5,772,000, $9,446,000 and $673,000 in net revenue from international sources, primarily in Europe, for 2001, 2000 and 1999, respectively.

6. INCOME TAXES

The Company has provided for deferred income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes arise from temporary differences resulting from a difference between the tax basis of an asset or liability and its reported amount in the financial statements.

The income tax provision/(benefit) includes the following:

	YEARS ENDED DECEMBER 31,		
	2001	**2000**	**1999**
Current:			
Federal	$ 4,886,000	$ 18,214,000	$ 13,507,000
State and Local	1,543,000	5,480,000	5,019,000
Foreign	314,000	1,977,000	—
	6,743,000	25,671,000	18,526,000
Deferred:			
Federal	1,304,000	55,000	(727,000)
State and Local	223,000	9,000	(166,000)
	1,527,000	64,000	(893,000)
	$ 8,270,000	$ 25,735,000	$ 17,633,000

The provision for taxes as reported is different than the tax provision computed by applying the statutory Federal rate of 35 percent. The differences are as follows:

	YEARS ENDED DECEMBER 31,		
	2001	**2000**	**1999**
Income before income tax provision	$ 20,513,787	$ 64,507,580	$ 41,271,426
Provision at the statutory Federal rate	$ 7,180,000	$ 22,578,000	$ 14,445,000
Provision for state and local income taxes net of Federal income tax benefit	1,136,000	3,568,000	3,154,000
Effect of lower foreign tax rates	(52,000)	(329,000)	—
Other	6,000	(82,000)	34,000
	$ 8,270,000	$ 25,735,000	$ 17,633,000

Income tax benefits, which related to the exercise of non-qualified stock options reduced current taxes payable and increased additional paid-in capital by approximately $3,419,000, $1,818,000 and $18,400,000 in 2001, 2000 and 1999, respectively.

The Company's deferred tax liabilities are net of deferred tax assets of approximately $888,000 and $317,000 at December 31, 2001 and 2000, respectively. The components of the deferred tax balances at December 31, 2001 and 2000 are as follows:

	YEARS ENDED DECEMBER 31,	
	2001	**2000**
Commissions not currently recognized for tax reporting purposes	$ (2,760,000)	$ (1,019,000)
State and local taxes deductible for tax reporting	(357,000)	—
Provision for doubtful accounts not currently deductible for tax reporting purposes	214,000	223,000
Film inventory valuation adjustment not currently deductible for tax reporting purposes	255,000	57,000
Depreciation and rent expense not currently deductible for tax reporting purposes	225,000	—
other	194,000	37,000
	$ (2,229,000)	$ (702,000)

The Company has determined that earnings for 2001 of approximately $1,047,000 of its foreign subsidiary will remain invested overseas for the indefinite future. It is impractical to determine the ultimate tax effects of remittance of these earnings.

7. STOCK OPTIONS

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have decreased by approximately $2,138,000, $1,637,000 and $2,745,000, or $.18, $.14 and $.23 basic earnings per share , $.16, $.13, $.22 diluted earnings per share for 2001, 2000 and 1999, respectively. The weighted average fair value of options granted was $9.457, $28.375 and $20.77 during 2001, 2000 and 1999, respectively. The fair value of the options granted during 2001, 2000 and 1999 are estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0% for all years, volatility of 56%, 124% and 114% for 2001, 2000 and 1999, respectively, risk-free interest rate of 4.81%, 4.40% and 6.55% for 2001, 2000 and 1999, respectively, and an expected life of three years based on the estimated holding period giving consideration to past experience and current stock price levels.

The Company has various stock option plans (the "Plans"). Options may be exercised for a period of not more than ten years after the date of grant. Unless otherwise determined by the Company's Stock Option Committee or by contract with the recipient of the stock option grant, each option is immediately exercisable with respect to 50 percent of the shares subject to the option and becomes exercisable with respect to the other 50 percent on the first anniversary of the date of grant. Certain of the Plans permit the Committee to grant nonqualified options, with an exercise price of not less than 85 percent of the fair market value of the common stock; all other options must be at 100 percent of the fair market value.

The Company has outstanding stock options as follows:

	OPTIONS	EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at December 31, 1998	4,944,288	0.458 — 3.104	1.433
Options granted	265,000	10.313 — 33.280	29.380
Options expired	(15,000)	3.250 — 3.250	3.250
Options exercised	(2,669,550)	0.528 — 3.104	1.310
Outstanding at December 31, 1999	2,524,738	0.458 — 33.281	4.500
Options granted	50,000	28.375 — 28.375	28.375
Options exercised	(222,738)	0.458 — 10.313	1.680
Outstanding at December 31, 2000	2,352,000	0.458 — 33.281	5.278
Options granted	738,000	8.938 — 19.760	9.457
Options exercised	(466,215)	0.458 — 8.938	1.904
Outstanding at December 31, 2001	2,623,785	$ 0.771 — $ 33.281	$ 7.054
Exercisable at December 31, 2001	2,329,785	$ 0.771 — $ 33.281	$ 6.734

Under the Company's various stock option plans, 552,000 of the Company's common stock were available at December 31, 2001 for future issuance.

Additionally, on January 2, 2002 the Company granted 548,500 non-qualified stock options to various employees, executive officers and Directors at an exercise price of $20.03 the market price of the Company's common stock on that date.

At December 31, 2001, there were 3,175,785 shares of the Company's common stock reserved for issuance upon the exercise of stock options. The following table summarizes information about fixed-price stock options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/01	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT 12/31/01	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.4583 — $ 1.8958	1,101,300	2.8 years	$ 1.21	1,101,300	$ 1.21
$ 2.6875 — $ 10.3125	1,212,485	4.1 years	$ 6.34	938,485	$ 5.58
$ 17.2500 — $ 33.2813	310,000	5.3 years	$ 30.59	290,000	$ 31.42
	2,623,785	3.7 years	$ 7.05	2,329,785	$ 6.73

8. STOCK SPLITS

On March 29, 1999, the Company's Board of Directors approved the declaration of a 3 for 2 stock split effective for shareholders of record on April 15, 1999. On August 12, 1999, the Company's Board of Directors approved the declaration of a 2 for 1 stock split effective for shareholders of record on September 1, 1999.

The effect of the stock splits has been recognized retroactively in the stockholders' equity accounts on the balance sheets as of December 31, 1999 and in all share and per share data in the accompanying consolidated financial statements, notes to financial statements and supplemental financial data. Stockholders' equity accounts have been restated to reflect the reclassification of an amount equal to par value of the increase in issued common shares from the additional paid-in capital account.

9. EARNINGS PER SHARE

The Company applies Statement of Accounting Standards ("SFAS") No. 128 "Earnings per Share" which requires the computation and presentation of earnings per share ("EPS") to include basic and diluted EPS. Basic EPS is computed based solely on the weighted average number of common shares outstanding during the period. Diluted EPS reflects all potential dilution of common stock. The following table reconciles Basic EPS with Diluted EPS for the three years ended December 31, 2001.

	For the Year Ended 2001		
	Income	**Shares**	**Per Share**
Basic earnings per share:			
Income available to common shareholders	$ 12,243,787	12,163,927	$ 1.01
Effect of dilutive security:			
Stock options	—	1,217,146	—
Diluted earnings per share	$ 12,243,787	13,381,073	$ 0.92

	For the Year Ended 2000		
	Income	**Shares**	**Per Share**
Basic earnings per share:			
Income available to common shareholders	$ 38,772,580	11,947,217	$ 3.25
Effect of dilutive security:			
Stock options	—	1,145,436	—
Diluted earnings per share	$ 38,772,580	13,092,653	$ 2.96

	For the Year Ended 1999		
	Income	**Shares**	**Per Share**
Basic earnings per share:			
Income available to common shareholders	$ 23,638,426	10,741,082	$ 2.20
Effect of dilutive security:			
Stock options	—	1,625,267	—
Diluted earnings per share	$ 23,638,426	12,366,349	$ 1.91

10. COMMITMENTS AND CONTINGENCIES

A. BONUS PLAN - Bonuses under the Bonus Plan are based upon an amount of up to 14 percent of pretax profits. Key officers and employees, as designated by the Board of Directors, can be included in the Bonus Plan. For 2001, 2000 and 1999, the Board of Directors, under the Bonus Plan, awarded the Chairman and CEO of the Company approximately $370,000, $7,561,000 and $4,771,000, respectively. An additional amount of approximately $907,000, $1,890,000 and $1,168,000 under the Bonus Plan was granted to employees in 2001, 2000 and 1999, respectively. For the fiscal year ended December 31, 2001, the Chairman and CEO of the Company voluntarily reduced the amount of his bonus compensation to $370,000, a reduction of approximately $1,809,000 from the amount he would otherwise have been entitled to receive for 2001 under his employment agreement.

B. LEASES - The Company leases certain office and administrative facilities. Commitments for minimum rentals under non-cancelable leases at the end of 2001 are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2002	$ 1,088,036
2003	1,099,965
2004	1,292,596
2005	1,412,197
2006	1,444,899
2007 and thereafter	3,468,273
	$ 9,805,966

Rent expense for all operating leases charged against earnings amounted to $1,477,637, $600,033 and $438,534 in 2001, 2000 and 1999 respectively.

C.LITIGATION – (i) Imber v. Nintendo, et al. In September 1999, the Company was named as a defendant in a lawsuit filed in the United States District Court for the Southern District of California. Also named as defendants in this lawsuit are Nintendo of America Inc. and Wizards of the Coast, Inc. The lawsuit purportedly brought on behalf of a class of all persons who purchased a package of Pokémon trading cards, seeks to challenge longstanding practices in the trading card industry, including the practice of randomly inserting premium cards in packages of Pokémon cards.

The lawsuit claims that these practices constitute illegal gambling activity in violation of California and federal law, including the Federal Racketeer Influenced and Corrupt Organization Act, and seeks an award of treble damages. The lawsuit has not specified the amount of damages sought. On April 18, 2000, the United States District Court issued an Order to Show Cause in the lawsuit(and in a number of other lawsuits making similar allegations concerning other types of trading cards) requiring the plaintiffs in all of the cases to show cause why the cases should not be dismissed for lack of standing. On June 21, 2000, the United States District Court dismissed the RICO claims with prejudice and all other claims without prejudice. Plaintiffs filed a notice of appeal on July 24, 2000 from the District Court's June 21, 2000 dismissal, and the appeal is pending.

(ii) Morrison v. Nintendo, et al. On March 29, 2000, Morrison Entertainment Group, Inc., filed suit in the United States District Court for the Central District of California against Nintendo of America Inc.,

4Kids Entertainment, Inc., and Leisure Concepts, Inc. The suit alleges that the Pokémon trademark infringes upon the Plaintiff's "Monster in my Pocket" trademark. The complaint also alleges trademark dilution, unfair competition, and a breach of implied contract. The complaint seeks injunctive relief as well as monetary damages. On August 6, 2001, the United States District Court granted summary judgement dismissing the suit. Plaintiff has filed a notice of appeal from the District Court's dismissal and the appeal is pending.

While it is impossible to predict the eventual outcome of the litigation discussed above, the Company believes these litigations will not have a material adverse effect on the Company's financial condition and results of operations.

D.CREDIT FACILITY - The Company's line of credit ("the Credit Facility") from JP Morgan Chase would have expired on June 30, 2001. Under the terms of the Credit Facility, the Company could have borrowed from time to time for general working capital purposes up to $5 million. The Company terminated this Credit Facility in March 2001 as it considered its current working capital sufficient for its anticipated liquidity requirements.

E.KEY MAN CLAUSE - Under the terms of the Company's representation agreements (the "Agreements") with Pokémon USA, Inc. ("PUI") with respect to the Pokémon property and Nintendo of America, Inc. ("NOA") with respect to the Nintendo properties, in the event that Mr. Alfred Kahn becomes unavailable due to death, disability, termination or a major change of duties and an acceptable replacement for Mr. Kahn is not found within a specified period of time, or there is a change in control of the Company resulting in a major change of duties for Mr. Kahn, PUI and NOA have the option to terminate their respective agreements. The Company would, however, continue to be paid on license agreements in place at the time such options were exercised.

F.EMPLOYMENT CONTRACTS - The Company has employment agreements and arrangements with its executive officers and certain management personnel. The agreements generally continue until terminated by the executive or the Company, and provide for severance payments under certain circumstances. The majority of the agreements and arrangements provide the employees with certain additional rights after a Change of Control (as defined) of the Company occurs. The agreements include a covenant against competition with the Company, which extends for a period of time after termination for any reason. As of December 31, 2001, if all of the employees under contract were terminated by the Company without good cause or following a Change of Control, (as defined) under these contracts, the Company's liability would be approximately $10,903,000.

These employment agreements provide for an aggregate minimum annual base compensation of $1,645,000 expiring on various dates through 2003.

G. DEFERRED REVENUE - Master Toy Licensee – 4Kids Entertainment Licensing, Incorporated, (formally known as Leisure Concepts, Incorporated), a wholly owned subsidiary of the Company, is the exclusive Merchandise Licensing Agent for the "Pokémon" property outside Asia. The master toy licensee ("Licensee") for the "Pokémon" property and The Pokémon Company LLC, (the assignee of certain rights and obligations of Nintendo of America Inc. with respect to the "Pokémon" property) have entered into a new agreement (the "Agreement") effective January 1, 2001. The Agreement supersedes the original Merchandise License Agreement, dated as of May 14, 1998 as amended in September, 1999.

Under the revised terms of the Agreement, the parties have agreed, inter alia, that Licensee will pay a minimum royalty for the period starting January 1, 2001 and ending December 31, 2003. If all of the conditions under the Agreement are met and the full amount of the minimum guaranteed royalties are paid by Licensee, the Company's share would be not less than $7,500,000 over the period of the Agreement.

Additionally, Licensee has agreed that any amounts paid by the Licensee under the original Merchandise License Agreement including the advance paid in April, 2000 are non-refundable and non-recoupable against any future royalties. Accordingly, approximately $2,300,000 of deferred revenue at December 31, 2000 related to the original Merchandise License Agreement was recognized as revenue in the quarter ended March 31, 2001.

11. SEGMENT AND RELATED INFORMATION

The Company applies Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information". The Company has three reportable segments; Licensing, Media Buying Planning and Television Distribution and Television and Film Production.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company does not have any inter-segment sales or transfers.

The Company's reportable segments are strategic business units which, while managed separately, work together as a vertically integrated Entertainment Company.

The Company's headquarters and major sales office are located in the United States, with one sales office located in the United Kingdom. Substantially all consolidated revenue and assets are derived and held within the United States operations.

Financial information by business segments follows:

	LICENSING	MEDIA & TV DISTRIBUTION	TV & FILM PRODUCTION	TOTAL
2001				
Revenues	$ 28,145,703	$ 4,146,924	$ 9,244,994	$ 41,537,621
Amortization	—	—	3,090,542	3,090,542
Segment Profit	17,046,813	788,941	2,678,033	20,513,787
Segment Assets	126,434,447	8,983,786	8,320,804	143,739,037
Interest Income	4,357,519	190,797	—	4,548,316
2000				
Revenues	$ 65,109,607	$ 3,513,791	$ 19,374,070	$ 87,997,468
Amortization	—	—	3,325,943	3,325,943
Segment Profit	51,767,974	121,466	12,618,140	64,507,580
Segment Assets	160,788,003	6,797,824	8,558,512	176,144,339
Interest Income	6,461,208	154,224	—	6,615,432
1999				
Revenues	$ 49,892,732	$ 3,111,305	$ 7,478,332	$ 60,482,369
Amortization	—	—	3,887,350	3,887,350
Segment Profit	38,613,609	234,809	2,423,008	41,271,426
Segment Assets	110,752,722	5,132,882	11,218,043	127,103,647
Interest Income	959,591	200,206	—	1,159,797

12. SUMMARIZED QUARTERLY DATA (UNAUDITED):

Following is a summary of the quarterly results of operation for the years ended December 31, 2001, and 2000:

	Fiscal Quarter				
	First	**Second**	**Third**	**Fourth**	**Total**
2001					
Net sales	$ 12,263,708	$ 9,148,269	$ 9,875,681	$ 10,249,963	$ 41,537,621
Net earnings	5,289,493	3,259,459	1,494,712	2,200,123	12,243,787
Basic earnings per share	$ 0.44	$ 0.27	$ 0.12	$ 0.18	$ 1.01
Diluted earnings per share	$ 0.40	$ 0.24	$ 0.11	$ 0.16	$ 0.92
2000					
Net sales	$ 20,699,519	$ 23,398,277	$ 24,740,549	$ 19,159,123	$ 87,997,468
Net earnings	9,329,999	10,177,591	10,722,620	8,542,370	38,772,580
Basic earnings per share	$ 0.79	$ 0.86	$ 0.90	$ 0.71	$ 3.25
Diluted earnings per share	$ 0.71	$ 0.78	$ 0.82	$ 0.65	$ 2.96

13. SUBSEQUENT EVENTS

In January 2002, The Company entered into a multi-year agreement with Fox Broadcasting Company ("Fox") to lease the television network's Saturday morning programming block.

Beginning with the September 2002 broadcast year, the Company will provide all programming content for Fox's Saturday morning broadcast block, which airs from 8am to 12pm ET/PT (7am to 11am CT). Under the terms of the agreement, the Company will also have the right to retain all revenue from the network advertising sales during the four-hour time period. The agreement has an initial term of four broadcast years, with the Company having the option to extend the term for up to two additional broadcast years. 4Kids will pay a license fee of approximately $25.3 million for each broadcast year during the initial term of the agreement. The agreement provides for 50% of the fee for the first broadcast season to be paid within ten days of the execution of the Agreement, with the balance of the fee for the first broadcast season to be paid in four equal installments in September, December, February and April of the broadcast year. Accordingly, on January 28, 2002, the Company paid $12,625,000, which represents 50% of the first year's fee to Fox. Fees for each subsequent broadcast year are payable 50% in the June preceding the beginning of the broadcast year (which is September) with the balance of the fee for the broadcast year payable in four equal installments in September, December, February and April. Additionally, the Agreement requires the Company to establish a $25,000,000 Letter of Credit for the benefit of Fox, which Letter of Credit may be reduced by the Company as installments of the final year's license fee are paid. The agreement further provides that, at the Company's option, up to $10.3 million of each year's fee may be paid in the Company's common stock. Over the initial four year term of the agreement, the Company will pay Fox aggregate license fees of $101,200,000.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Shareholders of 4Kids Entertainment, Inc
and Subsidiaries:

We have audited the accompanying consolidated balance sheets of 4Kids Entertainment, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of 4Kids Entertainment, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche, LLP
New York, New York
Deloitte Touche LLP
March 25, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company receives revenues from a number of sources, principally licensing, television programming and media buying. The Company typically derives a substantial portion of its licensing revenues from a small number of properties, which properties usually generate revenues only for a limited period of time. Because the Company's licensing revenues are highly subject to changing fashion in the toy and entertainment business, its licensing revenues from year to year from particular sources are subject to dramatic increases and decreases. It is not possible to anticipate precisely the length of time a property will be commercially successful, if at all. Popularity of properties can vary from months to years. As a result, the Company's revenues and net income may fluctuate significantly between comparable periods. The Company's licensing revenues have historically been primarily derived from the license of toy and game concepts. Thus, a substantial portion of the Company's licensing revenues and net income are subject to the seasonal variations and popularity trends of the toy and game industry. Typically, a majority of toy orders are shipped in the third and fourth calendar quarters. In addition, the Company's media buying subsidiary concentrates its activities on the youth-oriented market. As a result, most of its revenue is earned in the third and fourth quarters when the majority of toy and video game advertising occurs. In the Company's usual experience, its net income during the second half of the year will generally be greater than during the first half of the year. However, the Company's revenues in fiscal 2001 were influenced more by the popularity trend and movie release dates of "Pokémon" than the historical seasonal trends of toy and game sales. Further, the Company has little control over the timing of royalty payments it receives, some of which are made upon the execution and delivery of license agreements.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of operations and financial condition in the preparation of its financial statements in conformity with accounting policies generally accepted in the United States of America. Actual results could result in the Company reporting financial results that differ significantly from the estimates previously used by the Company which were based on different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies, which require managements' most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our accounting policies are more fully described in Note 1 to the Notes to the Financial Statements, located elsewhere in this annual report filing. We have identified certain critical accounting policies which are described below.

Description and Accounting Basis for Revenues - 4Kids Entertainment, Inc. and subsidiaries (the "Company") is an integrated entertainment and media company consisting of three segments; 1)licensing, 2)television and film production and 3)distribution and media planning and buying services. All three segments are focused on the youth oriented market.

Licensing Business- License agreements often include nonrefundable minimum guaranteed royalties which are payable by the licensee. The Company records as commission revenue its proportionate share of the minimum guarantee when all material terms of the contracts have been agreed to by the parties, a cash payment or reasonable assurance of collectability is received and any performance contingencies have been met. It is at this point that the Company has substantially performed all of its obligations under the contract.

For contracts not providing minimum guaranteed royalties and for royalty amounts in excess of the minimum guarantee, the Company records commission revenue based upon its share of earned royalties from the sales of the related products.

Television, Film and Video Productions - Through the Company's wholly-owned subsidiary, 4Kids Productions, Inc., the Company accounts for its activities associated with the production of entertainment programming in accordance with Statement of Position 00-2 ("SOP 00-02"), Accounting by Producers or Distributors of Films which superceded Financial Accounting Standards No. 53 ("SFAS No. 53"), Financial Reporting by Producers and Distributors of Motion Picture Films. The SOP establishes, among other things, how an entity should recognize revenue from a sale or licensing arrangement of a film. This SOP is effective for financial statements for fiscal years beginning after December 15, 2000. The adoption of this SOP did not have a material effect on the consolidated financial position of the Company. Under SOP 00-02, the Company capitalizes costs associated with each individual production and such costs are classified as non-current assets. Such costs are amortized against the related revenue as such revenue is recognized. In determining amortization rates, the Company must make estimates of future expected revenue from various sources including domestic television broadcasts, international television broadcasts, home video sales and licensing revenues from products related to the television programs. While the Company believes its estimates are reasonable, future amortization rates may change as a result of changes in estimated future revenues from such films. Periodically, the Company evaluates the anticipated future revenue of such films produced by the Company against the net realizable value of the capitalized film costs and, where appropriate, the Company reduces the carrying value of such film costs to their estimated net realizable amount. Any reduction in the carrying value of capitalized film costs would result in a corresponding charge to earnings.

Media Buying, Planning and Distribution Services- Through the Company's wholly-owned subsidiary, The Summit Media Group, Inc. ("Summit Media"), the Company provides media planning and buying services for both print and broadcast. Summit Media is compensated based on a percentage of the media it places. Such revenue is recognized at the time the related media runs. Summit Media also provides television distribution services for which it receives a fee based on a percentage of the license fee paid by the broadcaster or, in the case of syndicated programming, a percentage of the advertising sales generated by the related program. Such revenue is recognized at the time the distribution services are completed and the license fee or the advertising sales of the related program are reasonably known. Summit Media will reflect a liability for media payable and a corresponding receivable from its clients in circumstances where Summit Media assumes the payment obligation for advertising media commitments.

Fox Broadcast License Agreement- In January 2002, the Company entered into a multi-year agreement with Fox to lease the television network's Saturday morning four hour programming block. Beginning with the September 2002 broadcast year, the Company will provide all programming content for Fox's Saturday morning broadcast block, which airs from 8am to 12pm ET/PT (7am to 11am CT). Under the terms of the agreement, the Company will also have the right to retain all revenue from network advertising sales during the four-hour time period. The agreement has an initial term of four broadcast years. The Company will have an option to extend the term for up to two additional broadcast years. The Company will pay a license fee of approximately $25.3 million for each broadcast year during the initial term of the agreement. The agreement provides for 50% of the fee for the first broadcast season to be paid on execution of the agreement, which occurred in January 2002, with the balance of the fee for the first broadcast season to be paid in four equal installments in September, December, February and April of the broadcast year (which begins in September). Fees for each subsequent broadcast year are payable 50% in the June preceding the beginning of the broadcast year with the balance of the fee for the broadcast year payable in four equal installments in September, December, February and April. The agreement further provides that, at the Company's option, up to $10.3 million of each year's fee may be paid in the Company's common stock. Over the initial four year term of the agreement, the Company will pay Fox aggregate license fees of $101,200,000.

The Company's ability to recover the cost of its license fees payable to Fox will depend on the popularity of the television programs the Company runs and the general market demand for and pricing of advertising time for Saturday morning children's broadcast television. The popularity of such programs impacts audience levels and the value of the network advertising rates the Company can charge. Additionally, the success of merchandise licensing programs and home video sales based on such television programs is dependent on consumer acceptance of the properties. If the Company is unable to generate sufficient future revenue from advertising sales, home video sales and merchandising licensing at levels to cover the cost of its contractual obligation to Fox Broadcasting, it would record a charge to earnings to reflect a write down in the future value of the Fox license agreement in the period in which the deficiency or factors affecting the recoverability of the license fee payable become known. The Company will be required to make certain assumptions and estimates about future events such as advertising rates and audience viewing levels in evaluating its ability to recover the cost of the Fox license fee. Such estimates and assumptions are subject to market forces and factors beyond the control of the Company and inherently subject to change. There can be no assurance that the Company will be able to recover the full cost of the Fox license fee and in the event it cannot, the resulting charges to reflect a write down in the future value of the Fox license fee could be significant.

NEW ACCOUNTING PRONOUNCEMENTS – In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company believes that the adoption of SFAS No. 141 and SFAS No. 142 will not have a significant impact on its financial statements. In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company will adopt SFAS No. 143 beginning in the first fiscal quarter of fiscal 2003. The Company believes that the adoption of SFAS No. 143 will not have a material impact on its results of operations or financial position. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The primary objectives of SFAS No. 144 were to develop one accounting model based on the framework established in SFAS No. 121, and to address significant implementation issues. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 beginning in the first fiscal quarter of fiscal 2002. The Company believes that the adoption of SFAS No. 144 will not have a material impact on its results of operations or financial position.

RESULTS OF OPERATIONS

The following table sets forth our results of operations expressed as a percentage of total net sales for the period indicated.

	FISCAL YEAR ENDED DECEMBER 31,		
	2001	**2000**	**1999**
Net Revenues	100.0%	100.0%	100.0%
Selling, general and admin	54.2%	30.4%	27.3%
Amortization of film costs	7.4%	3.8%	6.4%
Total Costs and Expenses	61.6%	34.2%	33.7%
Income from Operations	38.4%	65.8%	66.3%
Interest Income	10.9%	7.5%	1.9%
Income before income tax	49.3%	73.3%	68.2%
Income tax provision	19.9%	29.2%	29.2%
Net Income	29.4%	44.1%	39.0%

Twelve Months Ended December 31, 2001 compared to Twelve Months Ended December 31, 2000.
Amounts in thousands ("000").

Net revenues for the year ended December 31, 2001 decreased 53% or $46,459 to $41,538 in 2001 from $87,997 in 2000. The decrease resulted primarily from lower licensing commission revenue from the "Pokémon" license. Sales of "Pokémon" licensed products slowed considerably as the spike in popularity for all products tied to Pokémon transitioned from a white hot fad into a children's entertainment brand focused in key categories. Sales of "Pokémon" cards and Hasbro toys suffered particularly steep declines even though the Pokémon television series continues to rank as the number one rated children's television show in domestic broadcast television. Pokémon accounted for 66% of net revenues in 2001 compared to 95% in 2000. New properties introduced by the Company in 2001 including Cubix, Yu-Gi-Oh! and Cabbage Patch Kids contributed to revenue in the second half of 2001.

Revenues from the Company's media sales and television syndication services increased from 2000 levels primarily due to media buying activities. Media sales and television distribution activities totaled $4,147 or 10% of total net revenue for 2001 as compared to $3,514 or 4% in 2000. Commissions earned on media placed increased as a result acquiring new clients in the media business.

Revenues from the Company's television, film and home video production activities decreased $10,129 to $9,245 in 2001, a decrease of 52%. Revenues in this segment of the Company's business accounted for approximately 22% of total net revenue in both 2001 and 2000.The decrease is primarily attributable to lower sales of Pokemon television home videos and decreased consumer demand for the third Pokemon movie theatrical release and home video.

Selling, general and administrative expenses decreased 16% or approximately $4,298 compared to 2000 primarily as a result of lower costs associated with performance-based bonus payments which are tied to pre-tax earnings of the Company. Additionally, for the fiscal year ended December 31, 2001, the Chairman and CEO of the Company voluntarily reduced the amount of his bonus compensation to $370 a reduction of approximately $1,809 from the amount he would otherwise have been entitled to receive for 2001 under his employment agreement. This decrease in selling general and administrative costs was partially offset by increased marketing costs incurred by the Company in launching its new television properties. Launched in the third quarter of 2001, these new television properties accounted for approximately $4,696 in increased marketing costs incurred to build awareness for the new programs. Additionally, during 2001, the Company incurred additional expense for marketing, creative services, sales, and legal costs in connection with its expanded licensing and production activities associated with its new properties. As a result of the additional expenses referred to above and the substantial decrease in revenue in 2001, while the Company's selling, general and administrative expenses decreased 16% from the prior year, selling, general and administrative expenses as a percent of revenue increased to 54% in fiscal 2001 from 30% in fiscal 2000.

At December 31, 2001, there were approximately $4,182 of capitalized film production costs relating primarily to various stages of production on 26 episodes of "Cubix", 26 episodes of "Tama and Friends", 52 episodes of "Yu-Gi-Oh!" and 52 episodes of "Ultraman Tiga". Amortization of capitalized film costs decreased by $235 for the year ended December 31, 2001 as compared to the prior year. At December 31, 2001, the percentage of unamortized film cost expected to be amortized within the next three years is over 80%.

Interest income decreased $2,067 in 2001, compared to 2000. Although the Company maintained higher levels of invested cash during 2001, the declining interest rate environment resulted in decreased earned interest.

Income tax expense decreased $17,465, or 68%, to $8,270 in 2001, compared to $25,735 in 2000, due to lower pre-tax income. The Company's effective tax rate remained relatively consistent at approximately 40% for both 2001 and 2000.

As a result of the above, the Company had net income for 2001 of $12,244 as compared to net income in 2000 of $38,773.

Twelve Months Ended December 31, 2000 compared to Twelve Months Ended December 31, 1999 ("000").

Consolidated net revenue for the year ended December 31, 2000 increased 45% or $27,515 to $87,997 in 2000 from $60,482 in 1999. Increased licensing commission revenue resulted primarily from the strength of the "Pokémon" license. "Pokémon" licensed products maintained their strength as top selling toy items during 2000 as the popularity spread to international markets in Europe. Particularly strong were sales of "Pokémon" cards and Hasbro toys as well as many other licensees' products involved in a wide array of licensing activities.

Revenue from the Company's media sales and television distribution services increased from 1999 performance. These activities totaled $3,514 or 4% of total net revenue for 2000 as compared to $3,111 or 5% in 1999. Commissions earned on media placed increased as a result acquiring new clients in the media business. The Company also realized its second year of distribution revenues earned on the license of the "Pokémon" television series to Warner Bros. for broadcast on Kids' WB.

The Company's television, film and home video production activities accounted for approximately 22% and 12% of total net revenue in 2000 and 1999, respectively. Revenue in this segment increased $11,896 to $19,374 in 2000, an increase of 159%. This increase is primarily attributable to the successful theatrical and home video releases of the first two "Pokémon" movies.

Selling, general and administrative expenses increased 62% or approximately $10,296 compared to 1999 primarily as a result of increased costs associated with performance-based bonus payments which are tied to pre-tax earnings of the Company. Additionally, the Company's expanded licensing activities during 2000 required additional resources including, marketing, creative services, sales, and legal costs. Overall selling, general and administrative expenses increased slightly as a percentage of net revenue to 30% in 2000 from 27% in 1999.

At December 31, 2000, there were approximately $2,428 of capitalized film production costs relating primarily to 26 episodes of "Cubix" and 26 episodes of "Tama and Friends", which are currently in production. Amortization of capitalized film costs decreased by $561 for the year ended December 31, 2000 as compared to the prior year. At December 31, 2000, the percentage of unamortized film cost expected to be amortized within the next three years is over 80%.

As a result of the above, the Company had net income for 2000 of $38,773 as compared to net income in 1999 of $23,638.

Liquidity and Capital Resources ("000")

At December 31, 2001, the Company had working capital of $106,330 as compared to working capital of $96,351 at December 31, 2000. Cash, cash equivalents and investments decreased by $35,161 to $113,600 from December 2000. The decrease in cash, cash equivalents and investments is primarily due to the decreased levels of the licensor's share of royalties collected by the Company which are paid by the Company to the licensors after the close of each quarter. This trend can be seen in our current liability "Due to Licensors", which decreased $39,884 at December 31, 2001 from 2000.

Accounts receivable, net (current and non-current) decreased to $14,315 at December 31, 2001 from $16,193 at December 31, 2000. This decrease is primarily due to lower fourth quarter 2001 licensing revenues as compared to the fourth quarter 2000 for the "Pokémon" property. The decrease was partially offset by increased receivables on the Cabbage Patch Kids and Yu-Gi-Oh! Properties.

Amounts due to licensors, which represent the owners' share of royalties collected by the Company during the quarter ended December 31, 2001 and payable to property owners, decreased by $39,884 to $16,912 from December 31, 2000. The decrease is due to lower royalties collected on the Pokemon property during the fourth quarter of 2001 as compared to 2000, which were paid to licensors in the first quarter of 2002.

The Company's new license agreement with Fox to program the network's four hour Saturday morning children's block beginning in September 2002, will require the Company to pay an annual fee of $25,300. Under the terms of the agreement, on January 28, 2002, the Company paid $12,625 which represents 50% of the first year's fee to Fox. Fees for each subsequent broadcast year are payable 50% in the June preceding the beginning of the broadcast year (which begins in September) with the balance of the fee for the broadcast year payable in four equal installments in September, December, February and April. Additionally, the Agreement requires the Company to establish a $25,000 Letter of Credit for the benefit of Fox, which Letter of Credit may be reduced by the Company as installments of the final year's license fee are paid. The agreement further provides that, at 4Kids option, up to $10,300 of each year's fee may be paid in the Company's common stock. Further, the Company will incur additional costs to program the four hour block and to sell the related network advertising time. These costs will include direct programming costs to acquire, adapt and deliver programming for broadcast during the weekly four hour block as well as additional indirect costs of advertising sales, promotion and administration.

The Company's contractual cash obligations for leases and the Fox license agreement are as follows:

YEAR ENDING DECEMBER 31,	LEASES	FOX LICENSE	TOTAL
2002	$ 1,088	$ 18,975	$ 20,063
2003	1,100	25,300	26,400
2004	1,293	25,300	26,593
2005	1,412	25,300	26,712
2006	1,445	6,325	7,770
2007 and thereafter	3,468	—	3,468
Total	$ 9,806	$ 101,200	$ 111,006

The Company anticipates it will be able to meet its payment obligations under the license agreement and will be able to finance its business as currently conducted from its working capital. Accordingly, in March 2001, it terminated its $5,000 credit facility with the Chase Manhattan Bank. However, as the Company explores new and expanded opportunities in the children's entertain-ment market, it may seek additional financing alternatives.

FORWARD-LOOKING STATEMENTS

Sections of this Annual Report contain forward-looking statements, including, without limitation, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Due to the fact that the Company faces competition from toy companies, motion picture studios and other licensing companies, and the uncertainty of the public's response to the Company's properties, actual results or outcomes may differ materially from any such forward-looking statements.

ALFRED R. KAHN
Chairman of the Board of Directors, Chief Executive Officer

JOEL COHEN
Director (Managing Director of Rockefeller and Co., Inc.)

JAY EMMETT
Director

STEVEN M. GROSSMAN
Director

JOSEPH P. GARRITY
Executive Vice President, Treasurer Chief Financial and Chief Operating Officer, Director

NORMAN GROSSFELD
President of 4Kids Productions, Inc.

SHELDON HIRSCH
Chief Executive Officer of The Summit Media Group, Inc.

THOMAS KENNEY
Executive Vice President

SAMUEL R. NEWBORN, Esq.
Executive Vice President, General Counsel

INDEPENDENT AUDITOR
Deloitte & Touche LLP. New York, New York

REGISTRAR AND TRANSFER AGENT
Continental Stock Transfer & Trust Co. New York, New York

CORPORATE COUNSEL
Kaye Scholer LLP

CORPORATE OFFICES

NEW YORK - (Headquarters)
1414 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
(212) 758-7666 • FAX (212) 980-0933

LONDON
UNIT 1-2, CARLSON COURT,
116 PUTNEY BRIDGE ROAD
LONDON SW15 2NQ
(011) 44-20-8871-2173 • FAX (011) 44-20-8871-1695

THE SUMMIT MEDIA GROUP, INC.
1414 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
(212) 754-4900 • Fax (212) 754-5480

4KIDS PRODUCTIONS, INC.
53 WEST 23RD. STREET
NEW YORK, NY 10010
(212) 590-2100 • Fax (212) 590-2121

AVAILABILITY OF FORM 10-K

The Company will provide without charge to each person to whom a copy of this Annual Report is delivered, upon the written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, other than exhibits to such document unless such exhibits are specifically incorporated by reference. Such written or oral request should be directed to:

Investor Relations
KCSA
800 Second Ave.
New York, NY 10017
(212) 682 - 6300

Also available on the Company's website @ 4kidsent.com

NYSE SYMBOL: **KDE**

Listed

1414 Avenue of the Americas • New York, NY 10019 • 212.758.7666 • Fax 212.980.0933